September 3, 2019
Via E-mail
Chai Shouping
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The Peoples Republic of China

       Re:     PetroChina Company Limited
               Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 29, 2019
               File No. 1-15006

Dear Mr. Shouping:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 10
Risks Related to Outbound Investments and Trading

   1. You no longer disclose that Syria and Sudan are countries in which CNPC and its affiliates and subsidiaries undertake investments, operations and trading. We are aware of several recent news articles reporting that CNPC has oil and gas contacts in Syria and
      Sudan. Similarly, you do not include disclosure about North Korea. Several 2017 news articles report that CNPC sold crude to North Korea and had other contacts with that country. North Korea, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or economic controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries since your letter to the staff dated September 29,
      2016, including contacts with their governments, whether through subsidiaries, affiliates, or other direct or indirect arrangements.
 Chai Shouping
PetroChina Company Limited
September 3, 2019
Page 2


      2. Please discuss the materiality of any contacts with North Korea, Syria and Sudan since the
         2016 letter, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                                Sincerely,

                                                                /s/ Cecilia
Blye

                                                                Cecilia Blye,
Chief
                                                                Office of
Global Security Risk

cc:      Wu Enlai, Secretary
         PetroChina Company Limited

         John Reynolds
         Assistant Director